Exhibit 99(OO)

E.ON Conference Call -
Improved Offer for Endesa

September 27, 2006

Presentation:

Dr. Wulf Bernotat
Member of the Board of Management and CEO

Please check against delivery

Good afternoon ladies and gentlemen, and welcome to this special conference call in which I would like to update you on recent events concerning our offer for Endesa.

In particular, I want to cover three key points:

•	first, I would like to give the reasons why we decided to announce our improved offer yesterday evening, and to explain the rationale for the increase in the offer price;

•	second, I would like to explain the financial implications for E.ON of the improved offer; and

•	third, I would like to update you on how we now see the process going forward.

As you are aware, E.ON announced late yesterday evening that it intends to increase the consideration for the public tender offer of shares in Endesa to Euro 35 per share, which amounts to a 38 per cent increase on our previous offer.

We felt it was necessary to make our intentions public last night, given recent speculation in the market, and specifically, given the actions of third parties acquiring shares in Endesa below the price that we are prepared to pay.

Indeed, we believe it is important to send a clear and unambiguous message to the shareholders of Endesa, that we remain fully committed to the offer, and that we maintain our view that an E.ON-Endesa combination is a compelling strategic and industrial fit.

In addition, I want to make it perfectly clear that although our offer for Endesa’s shares has improved significantly, we have not fundamentally changed our view on the value of Endesa’s business. Whilst the excellent results of Endesa over the past three quarters have certainly given us more confidence in the valuation we made last February, they have only marginally improved our overall assessment.

Indeed, when we made our original offer, we built in significant headroom to give us the flexibility to improve our offer should the circumstances change. The circumstances have now changed, and we therefore believe it is the right time to make use of our flexibility. Moreover, given that the offer falls within the range of our original valuation I am pleased to confirm that it fully complies with our financial investment criteria.

Therefore, this revised offer not only provides an exceptionally attractive opportunity for Endesa’s shareholders, it also reflects our confidence that we can create significant value for our own shareholders.

Offer Financing

I would now like to discuss the financial implications of our revised offer price for Endesa.

First of all, I want to make clear that we remain fully committed to maintaining a Single A flat rating.

As before, we plan to finance our offer primarily by taking on additional debt and by making use of our liquid funds. As you are aware, we had already secured the short-term financing of our previous offer through a syndicated loan and guarantee facility. We also have the financial resources in place for the additional amount.

In addition to the capacity to increase our leverage, we are also prepared to review our overall asset portfolio. If necessary we will make appropriate portfolio adjustments consistent with our financial and strategic goals.

Further, as announced at the time of our original offer, if necessary to support our Single A rating, we still have the option to issue new equity, up to 10% of our total share capital.

Finally, our dividend policy remains unchanged. From 2007 onwards, we plan to pay out between 50 and 60 percent of our adjusted net income as dividends.

Takeover Process

Let me now update you briefly on the takeover process. We believe that our appeal to the Spanish Ministry of Industry is going in the right direction, given that yesterday the EU Commission ordered Spain to withdraw the conditions imposed by the CNE.

We are therefore confident that the Ministry of Industry will now move swiftly to resolve our appeal in line with European Law.

Conclusion

In conclusion, we have made our revised offer to ensure that the transaction can proceed with minimum delay, and to ensure that the right outcome is achieved. From our perspective, the right outcome is the compelling strategic and industrial combination of E.ON’s and Endesa’s respective businesses.

Thank you for your attention. We will now take your questions.

This conference call does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, CorE.ONores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This conference call may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.